NOVONIX

2026 HALF-YEAR REPORT

For the six months ended June 30, 2026

novonixgroup.com

Corporate Directory

Directors

R Edmonds CPA, BBA (Acct)

A Bellas B. Econ, DipEd, MBA, FAICD, FCPA, FGS

M O'Kronley, BSME, MSEM

S Burrow AC, BA, DipEd, D.Litt (Honorary)

Admiral R J Natter, US Navy (Ret.)

J Oelwang, BS (Hons)

S Vaidyanathan, MTech (Chem Eng.), MBA

Secretary	S M Yeates CA, B.Bus
Registered office in Australia	McCullough Robertson Level 11, Central Plaza Two, 66 Eagle Street, Brisbane QLD 4000
Principal place of business	1029 West 19th Street; Chattanooga, Tennessee 37408; USA
Share register	MUFG Corporate Markets (AU) Limited Level 21, 10 Eagle Street, Brisbane QLD 4000 www.mpms.mufg.com
Auditor	PricewaterhouseCoopers Level 23, 480 Queen Street, Brisbane QLD 4000 www.pwc.com.au
Solicitors	Allens Linklaters Level 26, 480 Queen Street, Brisbane QLD 4000
Bankers	J.P. Morgan Chase
Stock exchange listing	NOVONIX Limited shares are listed on the Australian Securities Exchange ("ASX") and American Depositary Receipts (ADR's") are listed on the Nasdaq Stock Market.
Website address	www.novonixgroup.com

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Key Highlights

For the six months ended June 30, 2026

•
Panasonic C-sample Delivered: NOVONIX delivered a C-sample of synthetic graphite Anode Active Material (AAM) to Panasonic Energy, with internal NOVONIX testing indicating it meets Panasonic’s specifications, subject to formal validation by Panasonic over the coming months.
•
Panasonic production timing reaffirmed: NOVONIX reaffirmed that it expects commencement of mass production for Panasonic to begin in the second half of 2027, subject to successful completion of the qualification process by Panasonic and its customers.
•
Institutional Placement and SPP Launch: NOVONIX placed A$20.7 million with institutional and sophisticated investors and A$0.96 million with existing shareholders under its share purchase plan, each on the terms specified in the June 17, 2026 disclosure.
•
Trade Environment: U.S. International Trade Commission determined in a 2-1 split decision issued March 12, 2026 that Chinese imports of anode active materials do not materially impede the U.S. industry; existing tariffs of 35% remain in place. In March 2026, the U.S. Trade Representative commenced two Section 301 investigations, which are expected to result in the imposition of tariffs (perhaps including tariffs that benefit NOVONIX) in Q3 2026.
•
Trade Policy and Incentives: U.S. Government activity related to Section 301 of the Trade Act if 1974 and Section 232 of the Trade Expansion Act of 1962, proceedings before the U.S. International Trade Commission, and work to provide additional guidance on the implementation of the advanced manufacturing production tax credit under Section 45X of the Internal Revenue Code of 1986, as amended, reflects continued U.S. Government attention to policies intended to support the development of a U.S. graphite AAM industry.
•
U.S. Senator Blackburn Tours Riverside Facility: On May 29, 2026, United States Senator from Tennessee Marsha Blackburn and members of her staff toured NOVONIX’s Riverside facility and publicly noted the importance of synthetic graphite to U.S. energy dominance and commented that it was great to see how NOVONIX is leading the way in Tennessee to ensure we can compete with China and protect our national security.
•
48C Certification: The U.S. Government certified the Riverside project in connection with the $103 million tax credit previously allocated under the Section 48C Advanced Energy Project Credit Program.
•
Riverside Expansion Optionality: NOVONIX has decided not to proceed with the potential purchase of 17.5 acres adjacent to Riverside at this time but plans to maintain the ability to evaluate future opportunities with the property owners.

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•
Board and CFO Transition: Ron Edmonds is serving as Interim Chief Financial Officer while NOVONIX conducts a search for its permanent CFO. Mr. Edmonds, the former Chief Accounting Officer of DOW Chemical, has served as a NOVONIX Board member since October 2022 and Chair of the Board from August 2024. Admiral Robert Natter has resumed the role of Chair during the interim period.
•
BTS Divestiture Completed: NOVONIX finalized and closed the sale of NOVONIX Battery Technology Solutions Inc. in Nova Scotia, Canada, to former Chief Executive Officer Dr. Chris Burns, effective April 30, 2026. BTS will operate independently through Avrion Battery Labs Inc. and Dryve Battery Materials Inc. NOVONIX retained a 15% equity stake in Dryve's Cathode business.
•
Annual General Meeting: Completed post-quarter, with all resolutions passed. Nick Liveris resigned from the Board of Directors.

Half-Year Continuing Operations Results

During the six months ended June 30, 2026, NOVONIX incurred a loss of $24.6 million compared to a $20.1 million loss in the same period in 2025. Cash and cash equivalents was $59.5 million as of June 30, 2026, compared to $79.9 million as of December 31, 2025. Net assets over the six-month period ended June 30, 2026, decreased $4.3 million to $157.3 million, principally due to the continued investment in machinery and equipment at Riverside.

NOVONIX Overview

NOVONIX Limited (ASX: NVX; Nasdaq: NVX) is a leading battery materials company focused on developing and commercializing high-performance synthetic graphite anode active material for the lithium-ion battery industry. Headquartered in Chattanooga, Tennessee, the Company is building a North American manufacturing platform designed to strengthen the domestic battery supply chain, reduce dependence on foreign sources, and support U.S. energy and national security objectives.

Graphite is an essential component of every lithium-ion battery, yet the global supply of battery-grade graphite remains heavily concentrated in China and with Chinese-controlled companies. NOVONIX is addressing this strategic vulnerability by scaling the production of U.S.-made synthetic graphite using domestically sourced feedstocks and proprietary technologies. The Company’s production processes are designed to deliver the performance, quality, consistency, and scale required by major battery manufacturers while providing a more energy-efficient and environmentally responsible alternative to conventional production methods.

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NOVONIX’s Riverside facility in Chattanooga is expected to become the first large-scale synthetic graphite production site in North America. Its planned 20,000 tonnes-per-annum capacity is supported by offtake agreements with Panasonic Energy and PowerCo, demonstrating strong customer demand for a secure, domestically produced source of graphite anode active material. To align its capital, management attention, and operational resources with these objectives, NOVONIX has streamlined its portfolio around its core synthetic graphite business. In the second quarter of 2026, the Company completed the divestiture of its Battery Technology Solutions division, reducing the ongoing funding requirements associated with the business and allowing NOVONIX to increase its focus on customer qualification, production readiness, and commercial manufacturing. This followed the September 2025 sale of the Company’s Mount Dromedary mining rights in Northern Queensland, further reinforcing its strategic emphasis on North American synthetic graphite production.

NOVONIX’s growth strategy has received substantial support from the U.S. Government, reflecting the strategic importance of establishing a secure domestic supply of battery-grade graphite. This support includes a $100 million Department of Energy grant for the expansion of Riverside, $103 million in Section 48C investment tax credits that were recently certified, and a conditional commitment from the Department of Energy’s Loan Programs Office for up to $754.8 million to support the development of a second facility. Together, these programs provide critical support for NOVONIX’s transition from technology development and customer qualification to large-scale commercial production.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	5

U.S. Market for Synthetic Graphite Anode Active Material

We see a strong and expanding opportunity for the North American synthetic graphite anode active materials market, supported by sustained growth in lithium-ion battery demand across electric vehicles and stationary energy storage. Synthetic graphite continues to represent approximately 83% of anode materials for all battery chemistries globally, reflecting its dominant position as the anode material of choice.

The scale of the opportunity is reinforced by the current geographic concentration of global anode production. China and Chinese-controlled companies are forecasted to account for approximately 99.1% of global anode capacity in 2026, demonstrating the significant potential for the development of new, qualified supply in North America.1 As battery manufacturing expands across North America, customers are placing greater value on regional supply, procurement flexibility and a more diversified anode material ecosystem.

Battery demand is also becoming broader and more durable. North American demand for synthetic graphite AAM is expected to grow approximately 46% YoY by the end of 2026 to 145,000 tonnes, while investment in stationary energy storage continues to accelerate among utilities, renewable-energy developers and data-center operators.2 The growth of alternative long-duration storage technologies further validates the increasing commercial importance of energy storage across a wide range of applications.

North America has substantial room for growth in the global market share. The region’s share of global anode capacity is forecast to increase from near zero in 2026 to approximately 4% by 2035, while China is expected to retain a ~90% share.2 These forecasts point to a meaningful expansion of North American production while also illustrating the scale of the remaining opportunity.

Growth in electric vehicles, lithium-ion energy storage and regional battery manufacturing is creating sustained demand for qualified anode materials. As North America builds a larger battery supply chain, the need for reliable, commercial-scale synthetic graphite production is expected to become increasingly important, creating a significant long-term opportunity for the region.

1. Benchmark Mineral Intelligence, Synthetic Graphite Supply, Demand and Price Forecast, Q1 2026.

2. Benchmark Mineral Intelligence, Anode Market Assessment, July 20, 2026.

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NOVONIX Positioning in the North American Synthetic Graphite Market

As the market grows, customer qualification, repeatable product performance and commercial-scale manufacturing will be the differentiator for North American suppliers. NOVONIX is positioned at the forefront of this effort. NOVONIX’s delivery of a mass-production qualification sample, or C-sample, to Panasonic Energy represented a critical qualification milestone. The Company believes it is the first known synthetic graphite AAM C-sample produced in North America, demonstrating NOVONIX’s progress toward meeting leading battery manufacturers’ specifications at commercial scale. This achievement, together with the continued development of Riverside and advancement of customer qualification programs, reinforces NOVONIX’s position as a leading participant in the development of a domestic graphite AAM industry.

The Panasonic qualification milestone strengthened NOVONIX’s commercial position and provided the strategic backdrop for the Institutional Placement and Share Purchase Plan completed during the first half. The strong market response to the announcement reflected investor recognition of both the scale of the opportunity for domestically produced synthetic graphite and NOVONIX’s differentiated position as it advances toward large-scale production in North America.

While the qualification milestone and capital raise represent important steps toward commercialization, building a sustainable domestic graphite industry will require more than technical performance to ensure continued customer demand and access to capital. NOVONIX has demonstrated its ability to produce synthetic graphite AAM in North America to the specifications required by a major battery manufacturer, but U.S. producers must still compete with imported materials whose prices may be influenced by significant foreign government support and other non-market factors. Policies that address this structural price imbalance will therefore be critical to providing investors and customers with confidence that domestic production can compete on a fair, predictable, and durable basis.

The Company continues to engage constructively with the U.S. Government regarding measures to strengthen domestic critical mineral processing and reduce reliance on foreign battery-material supply chains. Over the past year, multiple U.S. Government agencies have undertaken reviews and initiatives addressing market distortions affecting the domestic graphite AAM industry. These efforts, alongside broader consideration of tariffs, price floors, procurement preferences, domestic-content requirements, and other trade-policy tools, reflect growing recognition that establishing a U.S. graphite AAM industry is both an economic and national-security priority.

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While the timing and outcome of these processes remain uncertain, effective market and trade measures could play a critical role in enabling continued investment in U.S. production capacity. NOVONIX will continue to evaluate and pursue available legal and policy options that support the development of a commercially competitive and resilient domestic graphite AAM supply chain.

U.S. Government Policy Environment

Continued Focus on Building a Domestic Graphite Supply Chain

The U.S. Government continues to recognize that establishing a U.S. graphite AAM industry is an important national security objective and that additional trade and market measures may be required to support investment in U.S. production capacity. These policies and actions are occurring alongside broader discussions regarding the use of tariffs, price floors, procurement preferences, domestic content requirements, and other trade policy tools to encourage investment in U.S. processing capacity. The Administration has also indicated that future trade negotiations may be used to reinforce secure and resilient critical mineral supply chains with trusted partners.

Ongoing Trade and National Security Reviews

Section 301 Investigations

The Office of the United States Trade Representative ("USTR") has completed its investigation under Section 301 of the U.S. Trade Act of 1974 (“Section 301”) relating to forced labor and has imposed 10%-12.5% tariffs on most goods, including synthetic graphite, imported from the 59 countries (including China and Indonesia) and the European Union targeted in the investigation.

USTR is currently conducting another investigation under Section 301 structural excess manufacturing capacity and production in strategically important sectors. The excess capacity investigation is targeting 16 countries and the European Union. This investigation is evaluating whether additional trade measures, including tariffs on imports from the target countries, are warranted to address market distortions that may adversely affect U.S. manufacturers, including producers of battery materials.

Section 232 Investigations

Separately, the U.S. Department of Commerce (“Commerce”) has completed its investigation pursuant to Section 232 of the U.S. Trade Expansion Act of 1962, into imports of processed critical minerals and their derivative products. Commerce concluded that such imports are entering the United States in quantities and under circumstances that threaten to impair U.S. national security, and the President concurred with that determination. In response, on January 14, 2026, the President issued a Proclamation

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(the “232 Proclamation”) directing the Secretary of Commerce and the U.S. Trade Representative to negotiate agreements with trading partners to address these national security concerns. The 232 Proclamation specifically contemplates the negotiation of measures such as price floors for trade in processed critical minerals.

Under the President's 232 Proclamation, the Secretary of Commerce and the U.S. Trade Representative were required to provide the President with an update on the status of negotiations with trading partners within 180 days, which was July 13, 2026. No public announcement has been made regarding that report. The 232 Proclamation provides that, if satisfactory agreements are not reached or prove ineffective, the Administration may implement additional import adjustment measures, including tariffs, minimum import prices, or other remedies available under Section 232.

Section 842 Requirements

Section 842 of the U.S. National Defense Authorization Act for Fiscal Year 2026 (NDAA) establishes phased sourcing requirements for advanced batteries procured by the U.S. Department of War. Beginning with new acquisition programs in 2028, the Department generally may procure only advanced batteries and battery cells whose functional cell components and technology are not owned, sourced, refined, or produced by a foreign entity of concern ("FEOC”). The statute provides a limited exception where final assembly occurs outside an FEOC, more than 95% of the cost of the functional cell components is attributable to non-FEOC sources, and the battery is produced without FEOC-licensed technology. The requirements expand to standard batteries in 2029 and existing acquisition programs in 2031.

The Company and others in the U.S. battery materials industry have been working closely with Department of Defense personnel on implementing regulations to ensure that the interests of the U.S. domestic graphite AAM industry are properly addressed.

Treasury Implementation of Section 45X

The U.S. Department of the Treasury (“Treasury”) continues to develop regulations and administrative guidance relating to the U.S. Internal Revenue Code Section 45X Advanced Manufacturing Production Tax Credit (“45X Tax Credit”).

The 45X Tax Credit provides, among other things, a production tax credit to manufacturers of battery cells equal to $35 per kilowatt-hour of battery cell capacity for qualifying battery cells manufactured in the United States and sold to an unrelated party. To be eligible for the credit, qualifying battery cells must satisfy increasing requirements limiting material assistance from prohibited foreign entities. These requirements are measured by reference to the proportion of direct material and production costs attributable to non-prohibited foreign entity sources. For battery cells sold in 2027, the required amount

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is 65%, increasing each year to a maximum of 85% in 2030 and thereafter. Under current law, the credit is scheduled to be reduced by 25% in 2030, by 50% in 2031 and by 75% in 2032 before expiring for battery cells after 2032.

Industry participants, including the Company, have encouraged Treasury to improve the effectiveness of the credit for domestic graphite AAM production. Suggestions include revisions to the applicable material cost ratio ("MACR") tables and related methodologies, clarification of the definitions of "Prohibited Foreign Entity" ("PFE") and related ownership and control concepts, clarifications regarding eligibility of previously acquired or contracted material, and measures to reduce opportunities for circumvention of the statutory intent.

Industry participants have also advocated for the establishment of product-specific Harmonized Tariff Schedule ("HTS") classifications for graphite anode active material to improve transparency, support more effective trade enforcement, and facilitate the administration of U.S. incentive programs.

U.S. International Trade Commission

Five individuals have been confirmed by the Senate as new Commissioners of the U.S. International Trade Commission ("ITC"). These appointments have substantially changed the composition of the Commission.

The Company's prior antidumping and countervailing duty ("AD/CVD") petition against China was ultimately unsuccessful following a split decision (2-1) by the ITC on the question of material retardation. The two Commissioners who voted against the petition have been replaced with the new Commissioners. With its full complement of six Commissioners, only three affirmative votes are required for the Commission to reach a positive determination for U.S. industry.

Potential Future Trade Actions

The Company continues to evaluate all available legal and policy options to support the development of a competitive domestic graphite AAM industry. Subject to market conditions and the evolution of the relevant factual record, the Company intends to consider filing a new AD/CVD petition at an appropriate time.

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Director’s Report

For the Half-Year Ended June 30, 2026

Your directors present their report on NOVONIX Limited (referred to hereafter as the ‘consolidated entity’ or the Company) for the half-year ended June 30, 2026.

Directors

The following persons were directors of NOVONIX Limited during the whole of the half-year and up to the date of this report, unless otherwise stated:

•
Admiral Robert Natter, US Navy (Ret.)
•
Tony Bellas
•
Sharan Burrows, AC
•
Ron Edmonds
•
Nicholas Liveris (ceased April 15, 2026)
•
Jean Oelwang
•
Mike O'Kronley
•
Suresh Vaidyanathan

Principal Activities

During the six-month period, the principal activities of the Company included investment in scalability initiatives to increase production capacity of anode materials, and engagement with potential customers to advance commercial discussions and product qualification activities for anode materials.

Review Of Operations

The loss for the consolidated entity for continuing operations after providing for income tax amounted to $23,582,909 (June 30, 2025: $17,461,027).

The loss for the discontinued operations after providing for income tax amounted to $1,051,104.

Information on the operations and financial position of the Company and its business strategies and prospects are set out in the review of operations and activities on pages 3-10 of this interim report.

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Signiﬁcant Changes in the State of Affairs

Significant changes in the state of affairs of the group during the half year period were as follows.

Share capital increased by A$20.7 million as a result of a placement to institutional and sophisticated investors. Details of changes in share capital are disclosed in note 9 to the financial statements.

On April 30, 2026 the Group completed a share equity sale of its wholly-owned subsidiary, NOVONIX Battery Technology Solutions Inc. ("BTS"), including all associated assets and liabilities at a transaction price of $1. As part of the transaction the cash balance for BTS at closing had to be $2 million, subject to customary completion adjustments. NOVONIX retained a 15% equity stake in Dryve Battery Materials Inc.'s Cathode business.

Subsequent Events Occurring after the Balance Sheet Date

Share Purchase Plan

Since June 30, 2026, the Company has completed a Share Purchase Plan raising A$962,600 (before costs) resulting in the issue of 6,016,250 ordinary shares.

Interim CFO

Effective July 1, 2026, Ron Edmonds transitioned from his role as Chairman to Interim Chief Financial Officer, pending the appointment of a permanent Chief Financial Officer. Robert Natter was appointed Chairman effective from the same date.

No other matters or circumstances have arisen since June 30, 2026, that have significantly affected, or may significantly affect, the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

Auditor’s Review Report

The attached half-year financial report for the period ended June 30, 2026, contains an independent auditor’s review report which highlights the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. For further information, refer to Note 1 to the financial statements, together with the auditor’s review report.

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

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This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

R Natter

Chairman

August 31, 2026

Brisbane

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Auditor’s Independence Declaration

As lead auditor of NOVONIX Limited's financial report for the half-year ended 30 June 2026, I declare that, to the best of my knowledge and belief, there have been:

a.
no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review of the financial report; and
b.
no contraventions of any applicable code of professional conduct in relation to the review of the financial report.

Michael Crowe	Brisbane
Partner PricewaterhouseCoopers	31 August 2026

PricewaterhouseCoopers, ABN 52 780 433 757
480 Queen Street, BRISBANE QLD 4000,
GPO Box 150, BRISBANE QLD 4001
T: +61 7 3257 5000, F: +61 7 3257 5999, www.pwc.com.au
pwc.com.au	Liability limited by a scheme approved under Professional Standards Legislation.

14

NOVONIX LIMITED

ABN 54 157 690 830

HALF-YEAR FINANCIAL REPORT

FOR THE PERIOD ENDED JUNE 30, 2026

Contents

NOVONIX LIMITED

ABN 54 157 690 830

Half-year ﬁnancial report

General information

The ﬁnancial statements are consolidated ﬁnancial statements for the Group consisting of NOVONIX Limited and its subsidiaries.

All amounts are presented in US dollars unless denoted otherwise.

NOVONIX Limited is a Group limited by shares, incorporated and domiciled in Australia.

All press releases, ﬁnancial reports and other information are available at our website:

www.novonixgroup.com.

Registered office	Principal place of business
c/- McCullough Robertson	1029 West 19th Street
Central Plaza Two	Chattanooga, TN 37408, USA
Level 11, 66 Eagle Street
Brisbane QLD 4000

A description of the nature of the Group's operations and its principal activities are included in the directors' report, which is not part of the ﬁnancial statements.

The ﬁnancial statements were authorized for issue, in accordance with a resolution by directors, on August 31, 2026.

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Consolidated Statement of Proﬁt or Loss and Other Comprehensive Income

for the Half-Year Ended June 30, 2026

		Consolidated
	Notes	Jun 30, 2026	Jun 30, 2025

Revenue	2	$-	$-

Product manufacturing and operating costs		-	-
Administrative and other expenses		(6,229,547)	(9,117,710)
Depreciation and amortization expenses		(2,504,616)	(1,861,078)
Research and development costs		(3,697,915)	(1,838,149)
Share based compensation		(876,387)	(1,368,001)
Employee benefits expense		(9,594,354)	(8,931,945)
Borrowing costs		(3,114,880)	(1,635,798)
Foreign currency (loss)/gain		(765,724)	1,568,121
Loss on extinguishment of convertible notes		(2,483,120)	-
Gain on fair value of derivative financial instruments		3,950,129	4,207,340
Other income, net	2	1,733,505	1,516,193

Loss before income tax expense		(23,582,909)	(17,461,027)

Income tax (expense)/benefit		-	-

Loss from continuing operations		(23,582,909)	(17,461,027)
Loss from discontinued operation, net of tax		(1,051,104)	(2,674,520)
Loss for the year		(24,634,013)	(20,135,547)
Other comprehensive income for the year, net of tax
Items that may be reclassified to profit or loss
Reclassification adjustment on disposal of foreign operation	2	(1,087,921)	-
Foreign exchange differences on translation of foreign operations		807,178	447,931
Total comprehensive loss for the year		$(24,914,756)	$(19,687,616)

Earnings per share for loss from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	10	$(0.03)	$(0.03)
Diluted earnings per share	10	$(0.03)	$(0.03)

The above consolidated statement of profit and loss and other comprehensive income should be read in conjunction with the accompanying notes.

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Consolidated Balance Sheet as at June 30, 2026

		Consolidated
	Notes	Jun 30, 2026	Dec 31, 2025
ASSETS
Current assets
Cash and cash equivalents		$59,534,916	$79,865,999
Trade and other receivables		7,564,463	2,116,799
Inventory		1,416	2,184,043
Prepayments		2,519,279	710,780
Escrow reserves	4	4,128,507	4,282,898
Total current assets		73,748,581	89,160,519

Non-current assets
Property, plant and equipment	5	172,575,140	174,853,351
Right-of-use assets		5,353,070	5,687,638
Intangible assets	6	11,975,024	11,975,024
Other assets		1,336,080	1,242,737
Total non-current assets		191,239,314	193,758,750
Total assets		$264,987,895	$282,919,269

LIABILITIES
Current liabilities
Trade and other payables		$13,352,023	$13,320,923
Contract liabilities		-	146,475
Lease liabilities		607,101	577,803
Derivative financial instruments	8	2,898,609	7,225,149
Borrowings	7	59,339,435	62,070,139
Current tax liabilities		83,234	218,833
Total current liabilities		76,280,402	83,559,322

Non-current liabilities
Lease liabilities		5,595,166	5,910,316
Borrowings	7	25,775,322	31,778,559
Total non-current liabilities		31,370,488	37,688,875
Total liabilities		107,650,890	121,248,197
Net assets		157,337,005	161,671,072

EQUITY
Contributed equity	9	505,802,803	485,478,860
Reserves		28,563,382	28,587,379
Accumulated losses		(377,029,180)	(352,395,167)
Total equity		$157,337,005	$161,671,072

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

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Consolidated Statement of Changes in Equity for the Half-Year Ended June 30, 2026

			Reserves
Consolidated Group	Contributed equity	Accumulated losses	Share based payments reserve	Foreign currency translation reserve	Convertible loan note reserve	Total

Balance at January 1, 2025	$367,537,075	$(259,669,980)	$45,642,323	$(20,442,256)	$4,523,095	$137,590,257
Loss for the year	-	(20,135,547)	-	-	-	(20,135,547)
Other comprehensive loss	-	-	-	447,931	-	447,931
Total comprehensive loss	-	(20,135,547)	-	447,931	-	(19,687,616)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	25,005,637	-	-	-	-	25,005,637
Share-based payments	-	-	919,294	-	-	919,294
Balance at Jun 30, 2025	$392,542,712	$(279,805,527)	$46,561,617	$(19,994,325)	$4,523,095	$143,827,572

Balance at January 1, 2026	$485,478,860	$(352,395,167)	$43,735,164	$(19,670,880)	$4,523,095	$161,671,072
Loss for the year	-	(24,634,013)	-	-	-	(24,634,013)
Other comprehensive loss	-	-	-	(280,743)	-	(280,743)
Total comprehensive loss	-	(24,634,013)	-	(280,743)	-	(24,914,756)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	20,323,943	-	-	-	-	20,323,943
Share-based payments	-	-	256,746	-	-	256,746
Balance at Jun 30, 2026	$505,802,803	$(377,029,180)	$43,991,910	$(19,951,623)	$4,523,095	$157,337,005

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

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Consolidated Statement of Cash Flows

for the Half-Year Ended June 30, 2026

	Consolidated
	Jun 30, 2026	Jun 30, 2025
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)	$2,121,113	$2,847,091
Payments to suppliers and employees (inclusive of consumption tax)	(25,199,079)	(25,752,756)
Interest received	596,882	521,873
Payment of borrowing costs	(759,269)	(901,130)
Government grants received	184,571	1,026,482
Net cash outflow from operating activities	(23,055,782)	(22,258,440)

Cash flows from investing activities
Payments for exploration assets	-	(14,289)
Cash and cash equivalents disposed of	(1,043,640)	-
Payments for escrow funds	154,390	(672,711)
Payments for security deposits	(98,907)	(150,000)
Government grants received	-	14,061,046
Payments for property, plant and equipment	(9,029,977)	(34,048,305)
Net cash outflow from investing activities	(10,018,134)	(20,824,259)

Cash flows from financing activities
Proceeds from issue of shares	14,515,039	25,106,048
Payment of share issue expenses	(815,254)	(100,410)
Payment of withholding tax – Performance Rights	(620,487)	(399,826)
Principal elements of lease repayments	(285,853)	(258,393)
Repayment of borrowings	(530,866)	(629,672)
Net cash inflow from financing activities	12,262,579	23,717,747
Net increase/(decrease) in cash and cash equivalents	(20,811,337)	(19,364,952)
Effects of foreign currency	480,254	1,628,089
Cash and cash equivalents at the beginning of the year	79,865,999	42,557,621
Cash and cash equivalents at the end of the year	$59,534,916	$24,820,758

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	20

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 1 Basis of Preparation

This condensed consolidated interim financial report for the half-year reporting period ended June 30, 2026, has been prepared in accordance with Australian Accounting Standard 134 Interim Financial Report the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.

This condensed consolidated interim financial report does not include all the notes normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the period ended December 31, 2025, and any public announcements made by the Group during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a)
The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of NOVONIX Limited (“Company” or “Parent Entity”) and the results of all subsidiaries during the half year ended June 30, 2026. NOVONIX Limited and its subsidiaries together are referred to in these financial statements as the "Group."
b)
Going Concern

The financial report has been prepared on a going concern basis, which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the normal course of business.

The Company incurred a net loss of $24,634,013 (June 30, 2025: $20,135,547) and net operating cash outﬂows of $23,055,782 (June 30, 2025: $22,258,440) for the half-year ended June 30, 2026. As of June 30, 2026, the Company has a cash balance of $59,534,916 (December 31, 2025: $79,865,999) and net current liabilities of $2,531,821 (net current asset as of December 31, 2025: $5,601,197).

The net loss and cash outflows incurred during the period principally relate to the Company continuing to build-out the Riverside facility in Chattanooga, Tennessee, with mass production expected to start in 2027 for our lead customer, Panasonic. This will involve signiﬁcant capital expenditure to scale operations in line with customer offtake agreements, as well as current and future customer demand. The funding of these expansionary activities will require additional funding

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	21

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 1 Basis of Preparation (continued)

beyond the existing cash balance as of June 30, 2026, and forecasted customer inflows, during the construction phase for the Riverside facility.

As detailed in Note 8,Unsecured convertible loan notes and derivative financial instruments, during 2025, the Company agreed to terms with YA II PN, Ltd, an affiliate of Yorkville Advisors Global, LP ("Yorkville") where debentures may be released in tranches only if certain conditions are satisfied. The tranches mature 18 months from the relevant drawdown dates unless the ASX share price drops below the A$0.12 price floor. If the price drops below that floor price, this may trigger an Amortization Event under the terms of the agreement which could result in a cash redemption for part, or all, of the outstanding balance of the convertible debentures. At the balance date, and also the date of this half-year report, the face value of the outstanding Yorkville convertible debentures was $35,000,000. See Note 8 Unsecured convertible loan notes and derivative financial instruments for more detail.

The ability of the Company to continue as a going concern is principally dependent upon one or more of the following:

•
the Company achieving qualification status (being able to mass produce qualifying products for Panasonic and other future offtake customers and achieve the respective customer’s quality standards).
•
the ability of the Company to raise funds as and when necessary, from either customers, governments and/or investors in the form of debt or equity;
•
successfully converting the outstanding convertible debentures and loan notes to ordinary share capital under the terms of the respective agreements;
•
funding any cash redemption requirements that may arise under the Yorkville funding agreement; and
•
the ability of the Company to meet its cash flow forecasts.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	22

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 1 Basis of Preparation (continued)

These conditions give rise to a material uncertainty which may cast signiﬁcant doubt over the Company’s ability to continue as a going concern. Should the Company be unable to continue as a going concern, it may be unable to realize its assets and discharge its liabilities in the normal course of business, and at amounts stated in the ﬁnancial report.

The directors believe that the going concern basis of preparation is appropriate as the Company has a strong history of being able to raise capital from debt and equity sources, including through the issue of:

•
$14.5 million equivalent to 129.3 million ordinary shares in secondary stock offering with Bell Potter in June 2026 (followed with a SPP that resulted in an additional $0.7 million);
•
up to $100 million of unsecured convertible debentures to Yorkville in July 2025 (Note 8);
•
$20.1 million equivalent to 53.9 million ordinary shares to eligible shareholders pursuant to a share purchase plan in January 2025;
•
$5 million equivalent to 12.8 million ordinary shares to Phillips 66 in a conditional placement that in January 2025; and
•
$26.6 million equivalent to 74.1 million ordinary shares in a fully underwritten institutional placement in November 2024.

This ﬁnancial report does not include any adjustments relating to the recoverability and classiﬁcation of recorded asset amounts or the amounts or classiﬁcation of liabilities and appropriate disclosures that may be necessary should the Company be unable to continue as a going concern.

The Company is continuing to actively engage with strategic partners, customers and investors to source additional funding to support the Company’s growth and fund the planned expansionary activities.

The Company intends to continue to claim balances against the $100 million grant from the U.S. Department of Energy ("DOE") Office of Critical Minerals and Energy Innovation ("CMEI"). As of June 30, 2026, the remaining balance to be claimed from MESC is $51.3 million. Future claims against the grant are subject to the Company meeting the terms and conditions agreed with the DOE.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	23

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 1 Basis of Preparation (continued)

In addition, in April 2024, the Company was selected by the Qualifying Advanced Energy Project Allocation Program (the “48C program”) to receive a $103 million 48C tax credit under the 48C program, to support production of critical battery materials from its Riverside facility in Chattanooga, Tennessee. No funds have been claimed against the 48C tax credit mainly as the qualifying asset has not been placed in service as of June 30, 2026, and to the date of issuance of the interim ﬁnancial statements. The amount of the tax benefit to be received may be subject to adjustments based on the timing of when the Company is able to satisfy the requirements with regards to installed production capacity.

Historical cost convention

The ﬁnancial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale ﬁnancial assets, ﬁnancial assets and liabilities at fair value through proﬁt or loss, certain classes of property, plant and equipment and derivative ﬁnancial instruments.

c)
New and Amended Standard Adopted by the Group

There were no new, revised or amended standards adopted by the Group issued by the International Accounting Standards Board that are mandatory for the current reporting period.

d)
New and Amended Standard Adopted by the Group

Certain new accounting standards, amendments and interpretations have been issued that are not mandatory for the current reporting period and have not been early adopted by the Group.

AASB 18 Presentation and Disclosure in Financial Statements is effective for annual reporting periods beginning on or after July 1, 2027. AASB 18 replaces AASB 101 and introduces new requirements for the presentation and disclosure of information in the financial statements, including new categories and subtotals in the statement of profit or loss and enhanced disclosures regarding management-defined performance measures. The standard is not expected to affect the recognition or measurement of the Group's assets, liabilities, income or expenses, although it will affect the presentation and disclosure of financial information.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	24

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 1 Basis of Preparation (continued)

Amendments to AASB 9 Financial Instruments and AASB 7 Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments are effective for annual reporting periods beginning on or after July 1, 2026. The Group is assessing the impact of these amendments and, based on the assessment performed to date, does not expect their adoption to have a material impact on the Group's financial statements.

The Group does not expect any other standards or amendments issued but not yet effective to have a material impact on its financial statements.

e) Critical accounting estimates

The preparation of the ﬁnancial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are signiﬁcant to the ﬁnancial statements were set out in the Annual Report for the period ended December 31, 2025. Except as noted in Note 6, no changes in critical accounting estimates were made during the six-month period ended June 30, 2026.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	25

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 2 Discontinued Operations - Sale of BTS Business Segment

During the half-year ended June 30, 2026, NOVONIX Limited completed the disposal of NOVONIX Battery Technology Solutions, Inc. (“BTS”). The disposal of the BTS division reflects NOVONIX’s disciplined strategy of building a vertically integrated synthetic graphite supply chain in North America and, accordingly, the results of BTS have been classified as discontinued operations in accordance with AASB 5 Non-current Assets Held for Sale and Discontinued Operations.

The key deal terms of the sale were as follows:

•
Share equity sale of the BTS business including all associated liabilities and assets.
•
Transaction price of $1.00.
•
NOVONIX to receive a 15% equity stake in the cathode business, which will operate under Dryve Battery Materials Inc.
•
Cash balance at BTS as of Close is to be $2 million, subject to agreed adjustments.
•
NOVONIX will provide certain transition services and will grant Buyer a trademark license through December 31, 2026.

The results of the discontinued operations for the half-year are set out below:

	Half-year ended June, 30 2026	Half-year ended June, 30 2025

Revenue	$1,320,309	$3,661,934
Expenses	(2,505,715)	(2,674,520)
(Loss)/profit before income tax	(1,185,406)	987,414
Income tax expense/(benefit)	-	-
(Loss)/profit after income tax from discontinued operations before disposal	(1,185,406)	987,414
Profit on disposal of discontinued operations	134,302	-
Income tax benefit attributable to disposal	-	-
(Loss)/profit from discontinued operations, net of tax	$(1,051,104)	$987,414

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	26

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 2 Discontinued Operations- Sale of BTS Business Segment (continued)

Disposal of NOVONIX Battery Technology Solutions, Inc.

The disposal of BTS was completed on April 30, 2026 for consideration of $1. The loss on disposal was determined as follows:

April 30, 2026

Cash consideration received/receivable	$-
Less: net assets disposed	(953,619)
Less/add: FCTR recycled	1,087,921
Gain on disposal before income tax	134,302
Income tax benefit	-
Gain on disposal after income tax	$134,302

The net cash flows attributable to the discontinued operations were as follows:

	Half-year ended June 30, 2026	Half-year ended June 30, 2025

Net cash flows from operating activities	$(1,963,359)	$(3,069,232)
Net cash flows from investing activities	(2,279,771)	(60,682)
Net cash flows from financing activities	(619,552)	(396,048)
Net increase/(decrease) in cash from discontinued operations	$(4,862,682)	$(3,525,962)

The comparative Consolidated Statement of Profit or Loss and Other Comprehensive Income has been re-presented to classify the results of BTS as discontinued operations.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	27

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 3 Segment Reporting

The Group has identiﬁed its operating segments based on the internal reports that are reviewed and used by the Executive Key Management Personnel (Chief Operating Decision Makers or “CODMs”) in assessing performance and determining the allocation of resources. The Group is managed primarily on an operational basis. Operating segments are determined on the basis of ﬁnancial information reported to the Board.

The CODMs have identiﬁed two operating segments: 1) Battery Materials, and 2) Battery Technology. The Battery Materials segment develops and manufactures battery anode materials, and the Battery Technology segment develops battery cell testing equipment, performs consulting services and carries out research and development in battery development (inclusive of cathode technology).

During the half-year, the Group completed the disposal of its Battery Technology Solutions (“BTS”) business. Accordingly, the BTS operating segment ceased to form part of the Group from the date of disposal. The results of the BTS segment up to the date of disposal are included in the segment information below and are presented as discontinued operations in the consolidated statement of profit or loss and other comprehensive income.

Basis of accounting for purposes of reporting by operating segments

a.
Accounting Policies Adopted

Unless stated otherwise, all amounts reported to the CODMs, are determined in accordance with accounting policies that are consistent with those adopted in the annual ﬁnancial statements of the Group.

b.
Segment Assets

Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

c.
Segment Liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	28

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 3 Segment Reporting (continued)

d.
Unallocated Items

The following items for revenue, expenses, assets, and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

•
Interest income
•
Corporate administrative and other expenses
•
Income tax expense
•
Corporate share-based payment expenses
•
Corporate marketing and project development expenses
•
Corporate cash and cash equivalents
•
Corporate trade and other payables
•
Corporate trade and other receivables

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	29

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 3 Segment Reporting (continued)

Half-year ended June 30, 2026	Battery Materials	Battery Technology

Segment revenue	$-	$1,135,571
Other income	1,611,699	184,738
Total income	1,611,699	1,320,309
Product manufacturing and operating costs (exclusive of depreciation presented separately)	-	(364,282)
Administrative and other expenses	(5,760,191)	(384,938)
Depreciation and amortization expenses	(2,504,616)	(148,540)
Research and development costs	(3,697,915)	(74,421)
Gain on disposal of subsidiary	-	134,302
Employee benefits expense	(9,586,328)	(1,396,769)
Borrowing costs	(666,292)	(136,764)
Segment net loss before tax	$(20,603,643)	$(1,051,104)
Aggregated segment net loss before tax	$(21,654,747)
Other income	121,806
Other expenses	(765,724)
Administrative and other expenses	(469,357)
Employee benefits expense	(8,025)
Share based compensation	(876,387)
Borrowing costs	(2,448,588)
Loss on extinguishment of convertible notes	(2,483,120)
(Loss)/gain on fair value of derivative financial instruments	3,950,129
Net loss before tax	$(24,634,012)

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	30

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 3 Segment Reporting (continued)

Half-year ended June 30, 2025	Battery Materials	Battery Technology

Segment revenue	$-	$2,817,488
Other income	994,518	844,446
Total income	994,518	3,661,934
Product manufacturing and operating costs (exclusive of depreciation presented separately)	-	(643,479)
Administrative and other expenses	(6,014,414)	(612,190)
Depreciation and amortization expenses	(1,861,078)	(439,652)
Research and development costs	(1,838,149)	(186,059)
Employee benefits expense	(6,735,443)	(4,263,678)
Borrowing costs	(720,587)	(191,396)
Segment net loss before tax	$(16,175,153)	$(2,674,520)
Aggregated segment net loss before tax	$(18,849,673)
Interest income	521,675
Other income	-
Other expenses	1,568,121
Administrative and other expenses	(3,103,296)
Employee benefits expense	(2,196,502)
Share based compensation	(1,368,001)
Borrowing costs	(915,211)
(Loss)/gain on fair value of derivative financial instruments	4,207,340
Net loss before tax	$(20,135,547)

Segment assets
	Battery Materials	Battery Technology	Unallocated	Total
Jun 30, 2026	241,320,386	-	23,667,509	$264,987,895
Dec 31, 2025	261,763,504	7,964,870	13,190,895	$282,919,269

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	31

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 3 Segment Reporting (continued)

Segment liabilities
	Battery Materials	Battery Technology	Unallocated	Total
Jun 30, 2026	44,244,870	-	63,406,020	$107,650,890
Dec 31, 2025	44,838,601	7,964,870	68,444,726	$121,248,197

Geographical Segments

All segment activities for Battery Materials and Battery Technology are conducted in North America.

Note 4 Current Assets – Other Assets

	Consolidated

	Jun 30, 2026	Dec 31, 2025

Escrow reserves	$4,128,507	$4,282,898

The reserves are funds deposited with the Lender for capital expenditure, insurance, and tax as additional collateral for the loan obtained in relation to the purchase of the Riverside facility in Chattanooga, Tennessee. The reserves will be released when the loan conditions are satisﬁed, which is expected to be within 12 months from the balance sheet date.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	32

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 5 Non-current Assets – Property, Plant and Equipment

	Consolidated

	Jun 30, 2026	Dec 31, 2025

Machinery and equipment - at cost	$21,256,107	$27,740,763
Machinery and equipment - accumulated depreciation	(9,091,551)	(14,055,495)
	12,164,556	13,685,268

Leasehold improvements - at cost	2,006,077	1,430,580
Leasehold improvements - accumulated depreciation	(1,678,443)	(1,275,448)
	327,634	155,132

Buildings - at cost	40,989,895	47,712,041
Buildings - accumulated depreciation	(5,934,161)	(10,597,582)
	35,055,734	37,114,459

Land - at cost	1,590,565	1,788,207
Construction work in progress - at cost	123,436,651	122,110,285
Balance	$172,575,140	$174,853,351

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Notes to the Consolidated Financial Statements for the Half-Year Ended June 30, 2026

Note 5 Non-current Assets – Property, Plant and Equipment (continued)

	Land	Buildings	Leasehold improvements	Machinery and equipment	Construction work in progress	Total

Half-year ended June 30, 2026
Opening net book amount	$1,788,207	$37,114,459	$155,132	$13,685,268	$122,110,285	$174,853,351
Additions	-	-	575,497	755,458	1,360,817	2,691,772
Disposals	-	-	-	-	-	-
Assets of subsidiary disposed	(197,991)	(1,526,286)	-	(896,809)	(50,578)	(2,671,664)
Depreciation charge	-	(549,588)	(402,995)	(1,366,006)	-	(2,318,589)
Exchange differences	349	-	-	3,795	16,126	20,270
Closing net book amount	$1,590,565	$35,038,585	$327,634	$12,181,706	$123,436,650	$172,575,140

During the half-year ended June 30, 2026, the Group continued investing to meet its planned production capacity at its Riverside facility through the purchase of additional furnace systems and other production equipment.

Capital Commitments

Total commitments in respect of capital expenditure as of June 30, 2026, are $15,679,918 (December 31, 2025: $15,130,146).

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	34

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 6 Non-current Assets – Intangible Assets

	Consolidated

	Jun 30, 2026	Dec 31, 2025
The carrying amount of goodwill allocated to the cash generating unit
NOVONIX Anode Materials	11,975,024	11,975,024
Total carrying amount of goodwill	$11,975,024	$11,975,024

Intangible assets, other than goodwill, have finite useful lives. The current amortization charges for intangible assets are included under depreciation and amortization expense in the statement of profit or loss and other comprehensive (loss) income. Goodwill has an indefinite useful life.

The Company performs its annual impairment testing of goodwill for the NAM GCU on June 30 each year. For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows.

For the 2026 annual impairment test, the recoverable amount of the Cash-Generating Unit (“CGU”) was determined using a ‘Fair Value Less Costs of Disposal’ (“FVLCD”) approach, based on the current Riverside Project Plan, which assumes commercial offtake will commence in late 2027. As disclosed in Note 1: Going Concern, the commencement of commercial offtake is dependent on the Company achieving qualification status for Panasonic and other future offtake customers.

The FVLCD calculation involves significant estimates and assumptions, including projected volumes, growth rates, and gross margins, which are used to estimate future cash flows. This valuation is classified as Level 3 in the fair value hierarchy due to the use of unobservable inputs.

The present value of expected cash flows was determined by applying a discount rate that reflects the risks specific to the CGU.

The recoverable amount of the NOVONIX Anode Materials CGU (“NAM CGU”) was deemed to be in excess of the carrying value of the NAM CGU, and therefore no impairment was recognized as of June 30, 2026.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	35

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 6 Non-current Assets – Intangible Assets (continued)

Cash flow projections used in the valuation are based on financial budgets approved by management and the Board, covering a 10.5-year period. Management determined this horizon to be appropriate to reflect the Company’s binding customer contracts and the anticipated production ramp-up to full capacity by September 2031, at which point operations are expected to normalize. The revised ramp-up timeline, which extends the expected date to achieve full production capacity from December 2027 to September 2031, reflects management’s conscious decision to conserve capital and reduce near-term spending while continuing to advance the Riverside Project in a disciplined and phased manner. Management considered this revised timing in developing the cash flow projections used in the impairment assessment, including assumptions related to construction activities, furnace technology development and commissioning.

Key assumptions used in the FVLCD calculation include:

•
The Company is able to successfully mass produce qualifying products for existing and prospective customers.
•
Post-tax discount rate: 13.5% (June 30, 2025: 11.5%). The increase primarily reflects changes in market-based inputs used in determining the discount rate, including an increase in other company- and industry-specific risk factors. Management believes the updated discount rate appropriately reflects current market conditions and the risks associated with the cash flows of the reporting unit as of June 30, 2026.
•
Revenue sales prices: USD $7-$11/kg reduced from 2025 (USD $10-$12/kg). The decrease reflects the U.S. Department of Commerce’s (US DOC) preliminary antidumping ruling issued in March related to imported Chinese graphite, partially offset by the impact of current tariffs (37.5%).
•
Operating costs: USD $6–$8/kg, based on the current Riverside Project Plan and adjusted for inflation, consistent with the prior year.
•
Furnace carbon component replacements: Reduced from 2025 levels, reflecting an expected reduction in furnace consumable parts due to improvements in furnace component technology.
•
Terminal growth rate: 2.0%, reflecting long-term expectations for growth and inflation in the market in which the NAM CGU operates (June 30, 2025: 2.5%).

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	36

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 6 Non-current Assets – Intangible Assets (continued)

Aside from the updates to revenue sales price expectations, the extended production ramp-up timeline, the revised furnace carbon component replacement assumption, and the increase in the post-tax discount rate used in the WACC calculation, the other key assumptions disclosed above are generally consistent with the prior year.

Management acknowledges that the estimates and assumptions used in these calculations are subject to change.

The recoverable amount of the NAM GCU would equal its carrying amount if the key assumptions were to change as follows:

Sensitivity	June 30, 2026

	From	To

Post tax discount rate (%)	13.5%	14.5%
Average gross margin (%)	44%	41%
Average operating costs ($/kg)	$7/kg	$7.6/kg
Furnace component replacements (#/yr)	2.0	4.1
Terminal growth rate (%)	2%	0%

In addition to the above sensitivities, the Company’s FVLCD calculation is predicated on the basis the Company is able to successfully produce qualifying products for existing and prospective customers. If the Company is unable to successfully produce qualifying products, then an impairment of the carrying amount of the NAM CGU may result.

The recoverable amount of the NAM CGU is estimated to exceed the carrying amount of the CGU at June 30, 2026 by $45.5 million (June 30, 2025: $196.7 million). Therefore, no impairment has been recognized at June 30, 2026.

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Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 7 Borrowings

	Jun 30, 2026			Dec 31, 2025

	Current	Non- Current	Total	Current	Non- Current	Total

Secured
Bank loans	781,458	25,775,322	26,556,780	1,065,885	30,833,234	31,899,119
Total secured borrowings	781,458	25,775,322	26,556,780	1,065,885	30,833,234	31,899,119

Unsecured
Convertible Notes (note 8)	58,557,977	-	58,557,977	60,715,628	-	60,715,628
Other loans	-	-	-	288,626	945,325	1,233,951

Total unsecured borrowings	58,557,977	-	58,557,977	61,004,254	945,325	61,949,579

Total borrowings	59,339,435	25,775,322	85,114,757	62,070,139	31,778,559	93,848,698

During the year ended December 31, 2025, a subsidiary of the Company that is the primary holder of the PNC Loan was not compliant with the debt service coverage ratio due to the allocation of rent and related expenses from a related subsidiary of the Company that is also consolidated.

While the subsidiary has not yet received written confirmation from the lender confirming compliance, based on the latest financial data and the resulting calculations and ratios, management believes the subsidiary is in compliance with the previously breached debt service ratio and all other applicable loan covenants as of the half-year ended June 30, 2026.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	38

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 8 Unsecured Convertible Loan Notes and Derivative Financial Instruments

Yorkville Convertible Debentures

On July 24, 2025, the Company entered into a funding agreement with YA II PN, Ltd, an affiliate of Yorkville Advisors Global, LP (“Yorkville”), under which the Company issued $100.0 million of unsecured convertible debentures, for proceeds of $95.0 million.

The convertible debentures are unsecured obligations of the Company and were issued at a price equal to 95% of face value. The debentures bear interest at 5% per annum, payable semi-annually in cash, ordinary shares, or a combination of both at the discretion of Yorkville.

The debentures mature 18 months from the relevant drawdown date, unless earlier converted or redeemed. Yorkville may elect to convert all or part of the outstanding debentures into fully paid ordinary shares at a variable conversion price, subject to a floor price of A$0.12 per share and an upper limit based on a fixed conversion price of A$0.6435.

The funding agreement provided for the issuance of the debentures in multiple tranches, with drawdowns subject to certain conditions precedent, including market capitalization, liquidity thresholds and the absence of a material adverse change. At June 30, 2026, the convertible debentures have been fully drawn down, and $65.0 million of convertible debentures had been converted.

If all outstanding convertible notes were converted at June 30, 2026, 360,163,110 ordinary shares would have been issued upon conversion.

The Company may, at its discretion, redeem the debentures in cash at any time up to three months prior to the applicable maturity date at a price equal to 110% of the outstanding principal amount. Early redemption is permitted only where both (i) the average of the seven daily VWAPs of the Company’s Shares traded on the ASX immediately preceding the proposed redemption date, and (ii) the VWAP of the Shares on the ASX on the trading day immediately prior to the proposed redemption date, are each below the fixed conversion price. Any outstanding debentures not converted prior to maturity are repayable in cash on the maturity date.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	39

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 8 Unsecured Convertible Loan Notes and Derivative Financial Instruments (continued)

Under the terms of the Funding Agreement, an Amortization Event occurs where the market price of the Company’s ordinary shares is below the Floor Price on five of seven consecutive trading days. Upon the occurrence of an Amortization Event, the Company may be required to redeem in cash 20% of the $35.0 million outstanding principal amount of the Convertible Debentures, together with any other amounts payable under the Funding Agreement. Where the circumstances giving rise to the Amortization Event continue, the amortization requirement may recur at 30-day intervals, potentially resulting in further cash redemptions of the outstanding Convertible Debentures.

The fair value of the conversion option (derivative financial liability) was determined using Monte Carlo Simulation methodology. The key assumptions include:

•
The volatility of the NOVONIX share price;
•
The risk-free rate.

The derivative financial liability is carried at fair value at each reporting date, with gains or losses being recognized in the consolidated statement of profit or loss and other comprehensive income. The remainder of the proceeds were allocated to borrowings with the liability recognized at amortized cost until extinguished on conversion or maturity of the notes.

LGES Convertible Debentures

On June 21, 2023, the Group issued 45,221,586 convertible loan notes, with a face value of A$1.00 per note, a coupon rate of 4%, and a maturity date of June 7, 2028 for proceeds of US$30 million to LGES. The notes have a conversion price of A$1.60 per ordinary share. The convertible notes will mandatorily convert into ordinary shares upon acceptance of the ﬁrst purchase order under the purchase agreement with LGES, although LGES may elect to convert some or all the notes prior to such time. No interest would be payable on the notes in these circumstances.

The convertible notes may be redeemed or converted (at the election of LGES) on the maturity date, in which case interest is payable in cash (in respect of a redemption) or "in-kind" (in the case of conversion).

As the Company does not have the right to defer settlement of the liability, it has appropriately classiﬁed its convertible notes and associated derivative ﬁnancial instruments as current, in accordance with the amendments to IAS 1.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	40

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 8 Unsecured Convertible Loan Notes and Derivative Financial Instruments (continued)

The convertible notes are presented in the consolidated balance sheet as follows:

Borrowings (current liabilities)	LGES	Yorkville	TOTAL
	2026	2026	2026

Balance at Dec 31, 2025	$32,161,978	$28,553,650	$60,715,628
Conversions	-	(3,537,619)	(3,537,619)
Accretion of costs of issue of convertible note		486,710	486,710
Interest expense*	893,258	-	893,258
Balance at Jun 30, 2026	$33,055,236	$25,502,741	$58,557,977

* Interest expense on the LGES convertible notes, for the year ended December 31, 2025, is calculated by applying the effective interest rate of 6.56% to the liability component. Interest payable on the Yorkville convertible notes is included in sundry payable and accrued expenses.

Derivative financial instruments (current liabilities)	LGES	Yorkville	TOTAL
	2026	2026	2026

Balance at Dec 31, 2025	$1,680,427	$5,544,722	$7,225,149
Fair value gain	(1,512,529)	(2,307,913)	(3,820,442)
Loss on extinguishment of convertible notes	-	2,433,871	2,433,871
Conversions	-	(3,054,953)	(3,054,953)
Effect of foreign currency movements	(115)	115,099	114,984
Balance at Jun 30, 2026	$167,783	$2,730,826	$2,898,609

The fair value of the conversion option (derivative ﬁnancial liability) was determined using the Monte Carlo Simulation methodology. The derivative ﬁnancial liability is carried at fair value at each reporting date, with gains or losses being recognized in the consolidated statement of proﬁt or loss and other comprehensive income. The remainder of the proceeds were allocated to borrowings with the liability recognized at amortized cost until extinguished on conversion or maturity of the notes. Interest is applied using the effective interest rate.

Fair Value Hierarchy

The derivative ﬁnancial liability is classiﬁed as a Level 3 fair value in the fair value hierarchy as one or more of the signiﬁcant inputs is not based on observable market data.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	41

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 9 Contributed Equity

		Jun 30, 2026	Dec 31, 2025		Jun 30, 2026	Dec 31, 2025
		Shares	Shares		$	$
a)	Share capital
	Ordinary shares
	Fully paid	991,561,920	840,073,798		$505,802,803	$485,478,860

b)	Ordinary share capital
	Date	Details		Note	Number of Shares	$

	Jan 1, 2026	Balance			840,073,798	$485,478,860
		Vesting of performance rights		(c)	2,444,516	-
		Conversion of convertible debentures		(d)	18,700,876	6,624,159
		Vesting of director share rights		(e)	1,008,567	-
		Placement shares		(f)	129,334,163	14,515,039
		Share issue costs			-	(815,255)
	Jun 30, 2026	Balance			991,561,920	$505,802,803

c)
Vesting of Performance Rights

During the half-year ended June 30, 2026, 2,444,516 ordinary shares were issued on the exercise of vested performance rights. None of these shares were issued to employees who are considered Key Management Personnel.

d)
Conversion of Convertible Debentures

During the half-year ended June 30, 2026, 5,000,000 convertible debentures held by Yorkville were converted into 18,700,876 ordinary shares (see Note 8 Unsecured convertible loan notes and derivative financial instruments).

e)
Vesting of Director Share Rights

During the half-year ended June 30, 2026, 1,008,567 ordinary shares were issued to Directors on the vesting of share rights.

f)
Placement Shares

On June 22, 2026, the Company completed a placement of 129,334,163 ordinary shares to institutional and sophisticated investors at A$0.16 per share, raising $14.5 million (A$20.7 million).

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	42

Notes to the Consolidated Financial Statements

for the Half-Year Ended June 30, 2026

Note 10 Earnings Per Share

	Jun 30, 2026	Jun 30, 2025
Earnings per share for loss from continuing operations
Loss after income tax attributable to the owners of NOVONIX Limited	$(23,582,909)	$(17,461,027)

	Shares	Shares
Weighted average number of shares used in calculating basic and diluted net loss per share	865,492,073	628,041,079

Basic earnings per share	$(0.03)	$(0.03)
Diluted earnings per share	$(0.03)	$(0.03)

Note 11 Related Party Transactions

During the half-year ended June 30, 2026, the Group has not entered into any material transactions with related parties.

Note 12 Events Occurring After the Balance Sheet Date

Share Purchase Plan

Since June 30, 2026, the Company has completed a Share Purchase Plan raising A$962,600 (before costs) resulting in the issue of 6,016,250 ordinary shares.

Interim CFO

Effective July 1, 2026, Ron Edmonds transitioned from his role as Chairman to Interim Chief Financial Officer, pending the appointment of a permanent Chief Financial Officer. Robert Natter was appointed Chairman effective from the same date.

No other matters or circumstances have arisen since June 30, 2026, that have significantly affected, or may significantly affect, the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

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Director’s Declaration

In the directors' opinion:

•
the attached ﬁnancial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 'Interim Financial Reporting', the Corporations Regulations 2001 and other mandatory professional reporting requirements;
•
the attached ﬁnancial statements and notes give a true and fair view of the Group's ﬁnancial position as at June 30, 2026 and of its performance for the ﬁnancial half-year ended on that date; and
•
there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

R Natter

Chairman

August 31, 2026

Brisbane

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Preparation of Interim Financial Statements for Users in Multiple Jurisdictions

The Group has prepared the interim ﬁnancial statements to conform to the requirements and needs of users of the ﬁnancial statements located in both Australia and the U.S.

For U.S users, the Group has prepared the interim ﬁnancial statements to conform to the requirements of IAS 34 Interim Financial Reporting. Consistent with U.S. domestic registrants, the Group has labelled the interim ﬁnancial information “unaudited” because the interim ﬁnancial information is not subject to an audit by our independent registered public accounting ﬁrm. The auditor’s independence declaration and independent auditor’s review report are included within this ﬁling to meet the requirements of Australian laws and regulations and are furnished, not ﬁled, for the purposes of incorporation of the related ﬁnancial statements in any U.S. registration document.

For Australian users, the Group has prepared the interim ﬁnancial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. A review of the interim ﬁnancial information has been performed by the Group’s independent auditors to meet the requirements of the Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this ﬁling.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com	45

Independent auditor's review report to the members of NOVONIX Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of NOVONIX Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated balance sheet as at 30 June 2026, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors' declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of NOVONIX Limited does not comply with the Corporations Act 2001 including:

1.
giving a true and fair view of the Group's financial position as at 30 June 2026 and of its performance for the half-year ended on that date
2.
complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor's responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

pwc.com.au

PricewaterhouseCoopers, ABN 52 780 433 757

480 Queen Street, BRISBANE QLD 4000,

GPO Box 150, BRISBANE QLD 4001

T: +61 7 3257 5000, F: +61 7 3257 5999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

46

Material uncertainty relating to going concern

We draw attention to Note 1 in the half-year financial report, which describes the directors’ assessment of the ability of the Group to continue as a going concern. The events or conditions as stated in Note 1b) indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report, in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group's financial position as at 30 June 2026 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

Michael Crowe	Brisbane
Partner	31 August 2026

47

NOVONIX LIMITED

ABN 54 157 690 830

APPENDIX 4D

Half-year ended June 30, 2026

Results for Announcement to the Market

	Jun 30, 2026	Jun 30, 2025	Change	Change

Revenue from ordinary activities	-	-	$-	0%
Loss from ordinary activities after tax	(23,582,909)	(17,461,027)	$(6,121,882)	(35)%
Net loss for the period attributable to members	(24,634,013)	(20,135,547)	$(4,498,466)	(22)%

			2026	2025

Basic earnings per share			$(0.03)	$(0.03)
Diluted earnings per share			$(0.03)	$(0.03)

The results of the Battery Technology Solutions business have been classified as discontinued operations. Accordingly, the results from ordinary activities above relate to continuing operations, with comparative amounts re-presented on a consistent basis.

Explanation of Results

An explanation of the key ﬁnancial elements contributing to revenue and the result for the half-year can be found in the review of operations included within the Directors’ Report.

Net Tangible Assets

	Jun 30, 2026	Jun 30, 2025

Net tangible asset backing per ordinary share[1]	$0.15	$0.21

Dividends

There were no dividends paid, recommended, or determined during, or for, the current or previous reporting period.

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Controlled Entities

No control has been gained over entities during the period.

The Group disposed of its Battery Technology Solutions business during the half-year. Accordingly, the results of the BTS business have been presented as discontinued operations, and the comparative information has been re-presented on a consistent basis. Refer to Note 2 to the half-year financial statements for further information.

Associated and Joint Ventures

There are no associates or joint ventures.

Interim Review

The interim financial statements have been reviewed by the Group’s independent auditor. The financial statements are not subject to a qualified independent review opinion. The independent audit review opinion includes the following statement:

We draw attention to Note 1 in the half-year ﬁnancial report, which describes the directors’ assessment of the ability of the Group to continue as a going concern. The events or conditions as stated in Note 1 indicate that a material uncertainty exists that may cast signiﬁcant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modiﬁed in respect of this matter.

1 Net tangible assets is calculated as net assets less intangible assets

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ACN 157 690 830

Level 38, 71 Eagle Street
Brisbane, QLD 4000, Australia
novonixgroup.com

1029 West 19th Street
Chattanooga, Tennessee
37408 USA

novonixgroup.com